EXHIBIT 20.1

August 2, 1999

To Our Stockholders:

On July 15, 1999, the Board of Directors of The Southern Banc Company, Inc. (the "Company") adopted a shareholder rights plan (the "Plan") and declared a dividend distribution of one common stock purchase right (a "Right") on each outstanding share of the Company's common stock (the "Common Stock"). This letter briefly describes the Plan and the Board's reasons for adopting it. A more detailed summary of the Plan is enclosed.

The Plan is designed to protect our stockholders against certain unsolicited attempts to acquire the Company, including a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive or unfair takeover tactics that the Board believes are not in the best interests of the Company. The Rights Plan is not intended to prevent an acquisition of the Company in which all of our stockholders are offered a fair price for all of their shares. In this connection, at this time we have no indication that any third party is interested in acquiring the Company.

The Rights are being issued to stockholders of record at the close of business on August 2, 1999 and they expire on July 15, 2009. Because the Rights are not immediately exercisable, it is not necessary to send you a separate certificate for the Rights. The Rights will automatically trade with the Common Stock.

The Rights would only become exercisable if one of the following were to occur:

(i) a public announcement that a person has acquired 15% or more of the outstanding Common Stock;
(ii) the commencement of, or announcement of an intention to make, a tender offer that would result in the acquisition by a person or group of 15% or more of the outstanding Common Stock; or
(iii) the Company's Board of Directors declares a 10% or greater stockholder to be an "Adverse Person," as defined in the Plan.

10 business days following any of the above events, the Rights would become exercisable and separate certificates representing the Rights would be distributed to the stockholders of the Company. We expect that the Rights would begin to trade independently of the Common Stock at that time.

When the Rights first become exercisable, a holder would be entitled to buy from the Company one-hundredth (1/100th) of a share of Common Stock at an exercise price of $30.00. Upon the occurrence of certain triggering events, as set forth below, each Right would entitle the holder to purchase additional shares of Common Stock, or securities of a company that acquires the Company, at a 50% discount to their respective market values at such time. In other words:
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          o If the Company is involved in a merger or other business combination at any time after a person or group has acquired 15% or more of the Common Stock, the Rights would entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of the Right. For example, if at the time of the business combination the acquiring company's common stock has a per share value of $30.00, the holder of each Right would be entitled to receive 2 shares of the acquiring company's common stock for $30.00.

          o Upon the acquisition by any person or group of 15% or more of the Common Stock, the "flip-in" provision of the Rights would be triggered and the Rights would entitle the holder to buy a number of additional shares of Common Stock having a market value of twice the exercise price of the Right. Thus, if at the time of the "flip-in," the Common Stock's market value were $15 per share, the holder of each Right would be entitled to receive 4 shares of Common Stock for $30.00.

The Rights do not interfere with the Company's business plans or affect its financial position. The issuance of the Rights has no dilutive effect, will not affect earnings per share, is not taxable to you or the Company, and will not change the way in which the Common Stock is traded on the American Stock Exchange. Depending on individual circumstances, stockholders may recognize taxable income, but only when (and if) the Rights become exercisable or upon the occurrence of certain events thereafter.

In adopting the Plan, your Board of Directors has expressed its confidence in the future of the Company and its determination that you, our stockholders, be given every opportunity to participate fully in the future of The Southern Banc Company.

Sincerely,

/s/ James P. Little, Jr.

James P. Little, Jr.
Chairman of the Board and President

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